Excelsior Tax-Exempt Funds, Inc.
Exhibit 77E

Legal Proceedings

United States Trust Company of New York and U.S. Trust Company, N.A. (formerly, co-investment advisers to the Funds, Together referred to herein as U.S. Trust), Excelsior Funds, Inc., Excelsior Tax-Exempt Funds, Inc., and Excelsior Funds Trust (the Companies), U.S. Trust Corporation, The Charles Schwab Corporation and several individuals and third parties were named in four fund shareholder class actions and two derivative actions which alleged that U.S. Trust, the Companies, and others allowed certain parties to engage in illegal and improper mutual fund trading practices, which allegedly caused financial injury to the shareholders of certain of the Excelsior Funds advised by U.S. Trust.
Each seeks unspecified monetary damages and related equitable relief.

The class and derivative actions described above were transferred to the United States District Court for the District of Maryland for coordinated and consolidated pre-trial proceedings. In November 2005, the Maryland court dismissed many of the plaintiffs claims in both the class and derivative actions. The court entered implementing orders on February 24, 2006. All claims against the Companies have been dismissed. Plaintiffs claims against U.S. Trust and certain individuals under Sections 10(b) and 20(a) of the Securities Exchange Act and Sections 36(b) and 48(a) of the Investment Company Act, however, have not been dismissed. Plaintiffs Section 48(a) claims against parent entities U.S. Trust Corporation and The Charles Schwab Corporation also remain.

While the ultimate outcome of these matters cannot be predicted with any certainty at this time, based on currently available information, U.S. Trust believes that the likelihood is remote that the pending litigation will have a material adverse financial impact on the Companies, or materially affect U.S. Trusts ability to provide investment management services to the Companies.